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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                NETSILICON, INC.

- --------------------------------------------------------------------------------

                                (NAME OF ISSUER)



                                  COMMON STOCK

- --------------------------------------------------------------------------------

                           (TITLE OF CLASS SECURITIES)



                                    64115X105

                      ------------------------------------

                                 (CUSIP NUMBER)



                                December 31, 2001

- --------------------------------------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(b)

         / / Rule 13d-1(c)

         / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

CUSIP NO. 64115X105

      1.    Name of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Firsthand Capital Management, Inc.
            EIN: 77-0449623

- --------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) _____

            (b) _____

      3.    SEC Use Only________________________________________________________

      4.    Citizenship or Place of Organization  California
                                                  ----------

Number of            5.  Sole Voting Power               1,264,701
Shares                                                   ---------
Beneficially         -----------------------------------------------
Owned by             6.  Shared Voting Power                     0
Each Reporting                                            --------
Person With:         -----------------------------------------------
                     7.  Sole Dispositive Power          1,264,701
                                                         ---------
                     -----------------------------------------------
                     8.  Shared Dispositive Power                0
                                                          --------
                     -----------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person   1,264,701
                     ---------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                               --------

      11.   Percent of Class Represented by Amount in Row (9)    17.8%
                                                                ------

      12.   Type of Reporting Person (See Instructions)
            IA, CO
            ------

CUSIP NO. 64115X105

      1.    Name of Reporting Persons.

               Silicon Capital Management, LLC

               I.R.S. Identification Nos. of above persons (entities only).

               EIN: 77-0497259

- --------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) _____

            (b) _____

      3.    SEC Use Only________________________________________________________

      4.    Citizenship or Place of Organization  California
                                                  ----------

Number of            5.  Sole Voting Power               1,264,701
Shares                                                   ---------
Beneficially         -----------------------------------------------
Owned by             6.  Shared Voting Power                     0
Each Reporting                                            --------
Person With:         -----------------------------------------------
                     7.  Sole Dispositive Power          1,264,701
                                                         ---------
                     -----------------------------------------------
                     8.  Shared Dispositive Power                0
                                                          --------
                     -----------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person   1,264,701
                     ---------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                               --------

      11.   Percent of Class Represented by Amount in Row (9)    17.8%
                                                                ------

      12.   Type of Reporting Person (See Instructions)
            IA, OO
            ------

CUSIP NO. 64115X105

      1.    Name of Reporting Persons.

               Firsthand Funds on behalf of its series, as follows:

                             Technology Value Fund
                             Technology Leaders Fund
                             Technology Innovators Fund
                             The Communications Fund
                             The e-Commerce Fund
                             Global Technology Fund

               I.R.S. Identification Nos. of above persons (entities only).

                             77-6100553
                             31-1576988
                             77-0484956
                             77-0522622
                             77-0522623
                             06-1588825

- --------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) _____

            (b) _____

      3.    SEC Use Only________________________________________________________

      4.    Citizenship or Place of Organization    Delaware
                                                  ----------

Number of            5.  Sole Voting Power               1,264,701
Shares                                                   ---------
Beneficially         -----------------------------------------------
Owned by             6.  Shared Voting Power                     0
Each Reporting                                            --------
Person With:         -----------------------------------------------
                     7.  Sole Dispositive Power          1,264,701
                                                         ---------
                     -----------------------------------------------
                     8.  Shared Dispositive Power                0
                                                          --------
                     -----------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person   1,264,701
                     ---------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                               --------

      11.   Percent of Class Represented by Amount in Row (9)    17.8%
                                                                ------

      12.   Type of Reporting Person (See Instructions)
            IV
            --

CUSIP NO. 64115X105

      1.    Name of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Landis, Kevin Michael

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) _____

            (b) _____

      3.    SEC Use Only________________________________________________________

      4.    Citizenship or Place of Organization    United States
                                                  ---------------

Number of            5.  Sole Voting Power               1,264,701
Shares                                                   ---------
Beneficially         -----------------------------------------------
Owned by             6.  Shared Voting Power                     0
Each Reporting                                            --------
Person With:         -----------------------------------------------
                     7.  Sole Dispositive Power          1,264,701
                                                         ---------
                     -----------------------------------------------
                     8.  Shared Dispositive Power                0
                                                          --------
                     -----------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person   1,264,701
                     ---------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                               --------

      11.   Percent of Class Represented by Amount in Row (9)    17.8%
                                                                ------

      12.   Type of Reporting Person (See Instructions)
            HC (Control Person), IN
            -----------------------

Item 1.

          (a)  Name of Issuer

               NETsilicon, Inc.


          (b)  Address of Issuer's Principal Executive Offices

               411 Waverly Oaks Road, Suite 227

               Waltham, MA 02154


Item 2.

          (a)  Name of Person Filing

               (i)   Firsthand Capital Management, Inc. ("FCM")

               (ii)  Silicon Capital Management, Inc. ("SCM")

               (iii) Firsthand Funds ("Firsthand")

               (iv)  Kevin Michael Landis ("Landis")


          (b)  Address of Principal Business office or, if None, Residence

               (i)   125 South Market, Suite 1200, San Jose, CA 95113


          (c)  Citizenship

               (i)   FCM: California

               (ii)  SCM: California

               (iii) Firsthand: Delaware

               (iv)  Landis: United States


          (d)  Title of Class Securities

               Common stock

          (e)  CUSIP Number

               64115X105


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

          (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) /X/ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

          (e) /X/ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

          (f)  / / An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(ii)(F).

          (g)  /X/ A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G).

          (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  / / Group in accordance with Section 240.13d-1(b)(ii)(J).

          This statement is filed by FCM and SCM, both investment advisers registered under the Investment Advisers Act of 1940, as amended, their control person Landis, and Firsthand, an investment company registered under the Investment Company Act of 1940, as amended. (See, also, Exhibit A.)


Item 4.   Ownership

          Common stock:

          (a)  Amount Beneficially Owned: 1,264,701
                                          ---------

          (b)  Percent of Class: 17.8%
                                 -----

          (c)  Number of shares as to which the joint filers have:

               (i)   sole power to vote or to direct the vote: 1,264,701
                                                               ---------

               (ii)  shared power to vote or to direct the vote: 0
                                                                 -

               (iii) sole power to dispose or to direct the disposition of:
                     1,264,701
                     ---------

               (iv)  shared power to dispose of or to direct the disposition of:
                     0
                     -


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following / /.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                                       N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                       N/A

Item 8.   Identification and Classification of Members of the Group.
                                 See Exhibit A.

Item 9.   Notice of Dissolution of Group.
                                       N/A

Item 10.   Certification:

          (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                         SIGNATURE

Date:  01/15/2002                   FIRSTHAND CAPITAL MANAGEMENT, INC.


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, President


                                    SILICON CAPITAL MANAGEMENT, LLC


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, President


                                    FIRSTHAND FUNDS


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, Trustee


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, Control Person

EXHIBIT A


            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                        NAME                                               CLASSIFICATION
                        ----                                               --------------
Firsthand Capital Management, Inc. ("FCM")               Investment adviser registered under the Investment Advisers Act of
                                                         1940, as amended.

Silicon Capital Management, LLC ("SCM")                  Investment adviser registered under the Investment Advisers Act of
                                                         1940, as amended.

Firsthand Funds on behalf of its series, as follows      Investment company registered under the Investment Company Act of 1940,
("Firsthand"):                                           as amended.
Technology Value Fund
Technology Leaders Fund
Technology Innovators Fund
The Communications Fund
The e-Commerce Fund
Global Technology Fund
Kevin Michael Landis                                     A control person of FCM and Firsthand.

EXHIBIT B


                  JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

                                         SIGNATURE

Date:  01/15/2002                   FIRSTHAND CAPITAL MANAGEMENT, INC.


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, President


                                    SILICON CAPITAL MANAGEMENT, LLC


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, President


                                    FIRSTHAND FUNDS


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, Trustee


                                    /s/ Kevin M. Landis
                                    -----------------------------------
                                    Kevin M. Landis, Control Person

EXHIBIT C


                       DISCLAIMER OF BENEFICIAL OWNERSHIP



NETsilicon, Inc.
Common Stock
1,264,701 Shares




Kevin Michael Landis disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Firsthand Capital Management, Inc., Silicon Capital Management, LLC, as investment advisers, and Firsthand Funds. In addition, Firsthand Funds disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Silicon Capital Management, LLC.